Exhibit 99.2

Date: 9 November 2015

ASCIANO AND BROOKFIELD INFRASTRUCTURE AMEND IMPLEMENTATION DEED

Further to its announcement on 6 November 2015, Asciano Limited (ASX: AIO, OTCUS: AIOYY) (Asciano) announces that it has entered into an Amending Deed in respect of the Implementation Deed with Brookfield Infrastructure Partners (Brookfield Infrastructure) Cd's amended proposal under which a subsidiary of Brookfield Infrastructure (BidCo) will make an offmarket takeover offer for all of the Asciano shares not currently held by Brookfield Infrastructure and its subsidiaries (Offer).

As previously announced, Brookfield Infrastructure and its subsidiaries currently hold 14.9% of the shares in Asciano, together with an economic interest in a further 4.3% of shares. F'Eds that Asciano shareholders accept the Offer in the absence of a superior proposal.

Details of the Offer1

The Offer price will be the Standard Consideration proposed under the existing Scheme, being A$6.94 cash (reduced by the cash value of any Special Dividend paid) and 0.0387 Brookfield Infrastructure units per Asciano share2, which has a current implied value of A$9.213 per Asciano share.

If the Offer becomes unconditional and ATO approval is obtained, Asciano expects to pay a fully franked special dividend of up to A$0.90 per share (Special Dividend). To the extent that a Special Dividend is paid, the cash component of the Offer consideration will be reduced by the amount of the Special Dividend. It is expected that the Special Dividend will be announced shortly before the Offer is declared unconditional. A draft ATO class ruling has been obtained for payment of the Special Dividend as part of the Scheme. Asciano will engage with the ATO to obtain a similar ruling that will apply to the Offer.

_________________________

1 This announcement does not constitute an offer in any jurisdiction in which it would be unlawful to make the Offer.

2 A mix and match facility, under which shareholders have the option to elect to receive more cash or more scrip, will not be available under the Offer.

3 Based on the Brookfield Infrastructure unit price of US$41.36 per unit as at NYSE close on 6 November 2015 and the AUD/USD exchange rate of 0.7049 as quoted at 8am on 7 November 2015.

Those shareholders who can capture the full benefit of the franking credits associated with the Special Dividend will receive an additional benefit valued at up to A$0.39 per share which will provide those shareholders with a total implied value of up to A$9.604 per share.

The Offer is subject to a number of conditions which are set out in full in the Implementation Deed and include (but are not limited to):

● BidCo and its associates obtaining a relevant interest in at least 50.1% of Asciano shares;

● similar conditions to the originally proposed Scheme, including no Asciano Prescribed Occurrence or Asciano Material Adverse Change occurring and required regulatory approvals including ACCC and FIRB clearance;

● no decline in the price of a Brookfield Infrastructure interest resulting in the value of Standard Consideration falling below A$8.80, such that BidCo is not required to pay more to shareholders under the Offer than the Standard Consideration payable under the Scheme under the minimum bid price rule in s621(3) of the Corporations Act; and

● a condition addressing the inter-conditionality of the two proposals such that the bid will only proceed in circumstances where Asciano shareholders do not vote in favour of the Scheme in the requisite majorities.

Asciano continues to be bound by customary exclusivity provisions including a "B" obligation (which is subject to a fiduciary carve out) and "Fp"C "E"Ed "Eg"Es. In certain circumstances and subject to specified carve outs, a break fee of A$88 million will be payable by Asciano.

A copy of the Amending Deed is attached as Annexure A to this announcement.

Interaction with the Scheme

The existing Scheme of Arrangement under which BidCo would acquire 100% of the issued capital of Asciano will remain on foot. The Asciano Board of Directors therefore also continues to unanimously recommend that Asciano shareholders vote in favour of the Scheme in the absence of a superior proposal.

Asciano has applied to the Court to defer the Scheme meeting, which was scheduled to be held on Tuesday, 10 November 2015, to a date to be determined. Asciano will advise the market of the Court's decision.

If a Scheme meeting is held at a subsequent date, Asciano shareholders who have accepted the Offer will still be entitled to vote their Asciano shares at that Scheme meeting. In the event that the Scheme is approved by the requisite majorities of Asciano shareholders, the Scheme will be implemented and the Offer will not proceed.

Qube Consortium shareholding

As previously announced, Qube Holdings Limited (Qube), with the support of two co-investors Global Infrastructure Partners (GIP) and Canada Pension Plan Investment Board (CPPIB) (together, the Qube Consortium), have an aggregate interest representing 19.99% of the shares in Asciano. To date, Asciano has received no proposal from the Qube Consortium.

_________________________

4 Whether a shareholder is able to capture the full benefit of the franking credits will depend on their personal tax circumstances, including in particular, whether they satisfy relevant holding period rules.

Indicative timetable and next steps

Asciano and Brookfield Infrastructure F dispatch the Bidder'Ed Target's Et Expert's report) to shareholders by mid-December 2015, at which time the Offer will be open for acceptance. The Offer will initially remain open for a minimum period of one month.

The Asciano Board remains committed to maximising value for Asciano shareholders and will continue to keep the market informed of any material developments.

Further Information

Asciano shareholders can obtain further information by contacting the Asciano Shareholder Information Line on 1300 729 310 for shareholders located in Australia, and +61 3 9415 4608 for shareholders located outside Australia.

For further information, please contact:

Investors and analysts
Media
Kelly Hibbins
Richard Baker
tel: +61 2 8484 8046
tel:+61 2 8484 8103
mobile: +61 414 609 192
mobile: +61 408 985 008
email: kelly_hibbins@asciano.com.au
email: media@asciano.com.au

- Ends -